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                              September 22, 2020

       Yuliya Tarasava
       Co-Founder & COO
       CNote Group, Inc.
       2323 Broadway
       Oakland, CA 94612

                                                        Re: CNote Group, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed August 26,
2020
                                                            File No. 024-11301

       Dear Ms. Tarasava:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Circular dated August 26, 2020

       Cover Page

   1. Please disclose the approximate date of commencement of the proposed sale of CNote
                                                        Notes to the public.
Refer to Item 1(i) of Form 1-A for guidance.
       Offering Circular Summary
       Our Solution, page 2

   2. We note your disclosure that on the closing date, funds will be drawn from the investor's bank account and the
investor will be issued CNotes. We further note your disclosure that
                                                        CNotes are issued to
the investor on the accrual date, which you define as six business days from the
investor's closing date. Please revise for clarity and consistency to disclose when CNotes will be
issued to investors.
 Yuliya Tarasava
FirstName LastNameYuliya  Tarasava
CNote Group,  Inc.
Comapany 22,
September  NameCNote
              2020    Group, Inc.
September
Page 2    22, 2020 Page 2
FirstName LastName
3. We note your disclosure that CNote conducts three levels of diligence on every potential
         CDFI borrower, including that you will engage a third-party social finance committee.
         Please revise your disclosure to provide greater details regarding the third-party committee that you plan to engage, including whether you have identified any members of this committee and whether you will compensate members of this committee.
Strategy, page 5

4. You state on page 5 that CDFI borrowers should be in a good status according to the underwriting risk matrix before receiving any additional loans from you. Please expand your disclosure to describe the elements of your underwriting matrix and how you apply
         it.
The Offering
CNote Notes, page 7

5. We note your disclosure that CNote Notes pay interest at a rate of 2.75% per year but that you may change the interest from time to time. We further note that you state here and elsewhere that any subsequent change in the interest rate will be applied to all CNote
         Notes outstanding at the time of the modification (see e.g., About the
Company   Who
         We Are, page 16) but that you state in other places that any change in interest rates will only apply to CNote Notes issued on or after such change and do not apply to CNote
         Notes issued prior to such change (see e.g., Cover Page and The CNote Platform, page
         22). Please address the following:
             Clarify whether changes to the interest rate will apply to all CNote Notes outstanding or only to those issued after such change.
             Disclose how and when you will communicate interest rate changes on CNote Notes.
             Tell us whether changes to the interest rates must be within a certain range or if there is no limit to the amount you may increase or decrease rates. Note that unlimited discretion to change rates indicates that you will be offering new securities. As such, these new securities may not be offered under the current Form 1-A. Please advise or otherwise clarify your disclosure to explicitly state that the interest rate on the notes will only be set within a specified range, or if you will retain discretion to go outside of such range, then the offering and the sale of those notes would occur under a new filing.
Our Business
Portfolio Information, page 22

6. Please expand your disclosure to provide greater details regarding the 13 CDFIs that you have made loans to and the terms of these loans. For example purposes only, please revise to disclose the size of the individual loans, the interest rate(s), the amounts outstanding and the repayment dates.
 Yuliya Tarasava
FirstName LastNameYuliya  Tarasava
CNote Group,  Inc.
Comapany 22,
September  NameCNote
              2020    Group, Inc.
September
Page 3    22, 2020 Page 3
FirstName LastName
The CNote Platform
Auto-Invest Program, page 24

7. Please expand your disclosure to describe the mechanics of the auto-invest program in greater detail. Your disclosure should address, but not be limited to, describing:
             how investors elect to participate in the program;
             what funds an investor can use to purchase CNote Notes automatically, e.g., will funds be drawn from an investor's bank account, credit card account, interest earned on existing CNote Notes held by the investor, or some other source; and
             how you will ensure cumulative investments by non-accredited investors will not exceed the limitations under Rule 251(d)(2)(C) of Regulation A. Please also revise your Plan of Distribution section to discuss the auto-invest program.
Notes Being Offered, page 25

8.       We note that Paragraph 8, Dispute Resolution, of Exhibit A to your
Subscription
         Agreement contains binding arbitration and class action waiver provisions. We further note your risk factor on page 14 related to disputes arising under the CNote Notes being subject to binding arbitration. Please describe your binding arbitration and waiver of class action provisions here and disclose whether such provisions apply to claims under the federal securities laws. Further, please expand your risk factor disclosure to encompass the class action waiver and address any questions as to enforceability of such provisions under federal and state law. Additionally, please revise the Subscription Agreement to clarify whether these provisions apply to federal securities law claims and, if they do, state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder by agreeing to these provisions.
9. We note that the forum selection provision in Paragraph 9, Governing Law; Venue, of
         Exhibit A to your Subscription Agreement, identifies the state courts of San Francisco
         County, California as the exclusive forum for any judicial proceeding. Please describe this provision here and disclose whether the provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, include related risk factor disclosure describing the risks such provision presents to investors. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the Subscription Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions
 Yuliya Tarasava
FirstName LastNameYuliya  Tarasava
CNote Group,  Inc.
Comapany 22,
September  NameCNote
              2020    Group, Inc.
September
Page 4    22, 2020 Page 4
FirstName LastName
         arising under the Securities Act or Exchange Act.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
28

10. We note your disclosures regarding a risk factor associated with your lending (refer to the last risk factor at the bottom of page 11) and your related accounting policy in Note 2.
         Please respond to the following items, here or where appropriate:
             Revise your disclosers to present or discuss past due balances within your loans receivable portfolio.
             Revise your disclosure to include your policy for how loans are designated to non-
              accrual status and, if applicable, how they are subsequently taken off of non-accrual status.
             Revise your disclosure to discuss whether or not you have modified any loans receivable. If you have, include a description of how you determined the modifications were necessary and the details of such modifications. Also when considering this item, refer to ASC 310-10 and ASC 470-60.
             Revise your disclosure to discuss the credit quality indicators (such as delinquencies, charge-offs, non-accrual status, etc.) that support your conclusion that the allowance for loan losses is appropriate for the periods presented in your financial statements.
Part II
Consolidated Financial Statements for the years ended December 31, 2019 and 2018, page F-1

11. We note your operations appear to be wholly comprised of lending activities. Please revise the presentation of your financial statements to follow the form required by Article
         9 of Regulation S-X, or tell us why your current presentation is better suited for investor's understanding of your financial results.
Consolidated Balance Sheets for the years ended December 31, 2019 and 2018, page F-4

12. Please revise to separately present the allowance for loan losses on the face of the balance sheet either individually or parenthetically.
Note 2 - Summary of Significant Accounting Policies
Loan Loss Reserve, page F-12

13. We note your accounting policy for the loan loss reserves and that reversals of the loan loss reserve will be recognized as other income and loans written off are charged to bad debt expense when they become completely unrecoverable. Your current disclosure is ambiguous and implies you are using the direct write-off method. Please revise your disclosure to clarify how your accounting treatment is consistent with the allowance methodology (i.e., ASC 310 and ASC 450). Revise your terminology used (i.e., bad debt expense) to more appropriately reflect the authoritative guidance used (i.e., provision for loan losses). Further, tell us how you determined that it is appropriate, citing the
 Yuliya Tarasava
CNote Group, Inc.
September 22, 2020
Page 5
       appropriate authoritative guidance, to recognize reversals of the loan loss reserve as other income, rather than just commensurately reducing the provision for loan losses.
Note 3 - Loans Receivable and Interest Receivable, page F-13

14. Please revise to include credit loss disclosures pursuant to the requirements of ASC 310-
       10-50. Emphasis is added to the following items:
           Allowance for Credit Losses;
           Rollforward of the Allowance for Credit Losses;
           Past Due Status; and
           Nonaccrual Status

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                             Sincerely,
FirstName LastNameYuliya Tarasava
                                                             Division of
Corporation Finance
Comapany NameCNote Group, Inc.
                                                             Office of Finance
September 22, 2020 Page 5
cc:       Christina T. Roupas
FirstName LastName